Filing ID: 190102-0957248

Filing Date: 01/01/2019

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF ORGANIZATION
Limited Liability Company – Domestic

The undersigned delivers the following articles of organization to form a South Carolina limited liability company pursuant to S.C. Code of Laws Section 33-44-202 and Section 33-44-203.

1. The name of the limited liability company **(Company ending must be included in name*)**

Orion Aircraft Company LLC

***Note: The name of the limited liability company must contain one of the following endings: "limited liability company" or "limited company" or the abbreviation "L.L.C.", "LLC", "L.C.", "LC", or "Ltd. Co."**

2. The address of the initial designated office of the limited liability company in South Carolina is

785 Hwy 261 S
(Street Address)

Wedgefield, South Carolina 29168
(City, State, Zip Code)

3. The initial agent for service of process is

Andrew M House
(Name)

(Signature of Agent)

And the street address in South Carolina for this initial agent for service of process is:

785 Hwy 261 S
(Street Address)

Wedgefield (City) South Carolina 29168 (Zip Code)

4. List the name and address of each organizer. Only one organizer is required, but you may have more than one.

(a)
Andrew M House
(Name)

785 Hwy 261 S
(Street Address)

Wedgefield, South Carolina 29168
(City, State, Zip Code)

Orion Aircraft Company LLC

Name of Limited Liability Company

(b)

____
(Name)

____
(Street Address)

____
(City, State, Zip Code)

5. ☐ Check this box only if the company is to be a term company. If the company is a term company, provide the term specified. ______________________________

6. ☐ Check this box only if management of the limited liability company is vested in a manager or managers. If this company is to be managed by managers, include the name and address of each initial manager.

(a)

____
(Name)

____
(Street Address)

____
(City, State, Zip Code)

(b)

____
(Name)

____
(Street Address)

____
(City, State, Zip Code)

7. ☐ Check this box only if one or more of the members of the company are to be liable for its debts and obligations under Section 33-44-303(c). If one or more members are so liable, specify which members, and for which debts, obligations or liabilities such members are liable in their capacity as members. This provision is optional and does not have to be completed.

8. Unless a delayed effective date is specified, these articles will be effective when endorsed for filing by the Secretary of State. Specify any delayed effective date and time __________________.

Orion Aircraft Company LLC

Name of Limited Liability Company

9. Any other provisions not consistent with law which the organizers determine to include, including any provisions that are required or are permitted to be set forth in the limited liability company operating agreement may be included on a separate attachment. Please make reference to this section if you include a separate attachment.

10. Each organizer listed under number 4 must sign.

Andrew M House
____
Signature of Organizer

Date: 01/01/2019

____
Signature of Organizer

Date: ____________________